Ross M. Leff To Call Writer Directly: (212) 446-4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

CONFIDENTIAL

FOR COMMISSION USE ONLY

February 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Washington, D.C. 20549

Attention:    Ada Sarmento and Erin Jaskot

Re:	Teva Pharmaceutical Industries Limited
Registration Statement on Form S-3
Filed January 29, 2018
File No. 333-222767

Dear Ms. Sarmento and Ms. Jaskot:

This letter is being furnished on behalf of Teva Pharmaceutical Industries Limited, an Israeli company (the “Company”), in response to the comments raised in your letter, dated February 9, 2018, from Ada Sarmento and Erin Jaskot of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Deborah Griffin, Senior Vice President and Chief Accounting Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-222767) (the “Registration Statement”). The responses below correspond to the captions and numbers of those comments (which are reproduced in italics below). The Company’s responses are as follows:

Description of Purchase Contracts, page 19

1.	SEC COMMENT: We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of obligations of third parties, including a basket of such securities, an index or indices of such securities or any combination of such securities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

RESPONSE: The Company acknowledges the Staff’s comment and the Company does not wish to offer any third party securities underlying purchase contracts. The Company has revised the Registration Statement to remove reference to such third party securities on page 19 of the Registration Statement.

February 16, 2018

2.	SEC COMMENT: It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may be cash settled. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and securitybased swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

RESPONSE: The Company respectfully notes that because the Registration Statement seeks to register purchase contracts with respect to the future delivery of “debt or equity securities issued by Teva, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement.” under the Registration Statement, the Company respectfully submits that the purchase contracts are properly characterized as either “investment contracts” as that term is used in Section 2(a)(1) of the Securities Act or “security forwards” as defined in the Commission’s Release No. 33-9338; 34-67453, and further submits that such purchase contracts should be properly excluded from the definition of “swap” under Section 1a(47)(B) of the Commodity Exchange Act and from the definition of “security-based swap” under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has also revised its disclosure on page 19 of the Registration Statement in response to the Staff’s comment.

3.

SEC COMMENT: We note that the purchase contracts also may involve currencies and commodities. It appears that such purchase contracts may be characterized as swaps or another financial instrument subject to regulation under the Commodity Exchange Act.

February 16, 2018

Please provide us with your legal analysis as to the appropriate characterization of such purchase contracts under the Commodity Exchange Act.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it does not wish to issue purchase contracts for the purchase or sale of currencies or commodities. Accordingly, the Company has revised its disclosure on page 19 of the Registration Statement in response to the Staff’s comment to remove references to contracts for the purchase or sale of currencies or commodities.

Description of Units, page 19

4.	SEC COMMENT: We note your disclosure that you may issue units consisting, in part, of equity securities. Please revise your fee table to cover the registration of these equity securities, list them on the prospectus cover page, provide a description of these securities in the prospectus (unless capital stock is to be registered and securities of the same class are registered pursuant to Section 12 of the Exchange Act) and revise the legal opinion accordingly.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that any equity securities to be issued as part of a unit will be separately registered or issued pursuant to an exemption in compliance with the registration requirements of the Securities Act. Further, the equity securities, if any, comprising in part the units that may be issued consists of ordinary shares of the Company, which are registered pursuant to Section 12 of the Exchange Act. Footnote (6) to the fee table has been revised accordingly.

February 16, 2018

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned, special counsel to the Company, at (212) 446-4947.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

cc: Ms. Deborah Griffin, Senior Vice President and Chief Accounting Officer, Teva Pharmaceutical Industries Limited